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                             KELLER & COMPANY, INC.
                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX

                                                                   Exhibit 99.5

June 13, 2001


The Board of Directors
A. J. Smith Federal Savings Bank
14757 S. Cicero Avenue
Midlothian, Illinois 60445

Re: Business Plan Proposal

Attention: Thomas R. Butkus, Chief Executive Officer

This letter represents our proposal to prepare a Business Plan ("Plan") for A.
J. Smith Federal Savings Bank ("A. J. Smith Federal" or the "Bank") to fulfill the requirements of the Office of Thrift Supervision ("OTS") relating to the Bank's mutual to stock conversion and formation of a mutual holding company. The Plan will focus on A. J. Smith Federal's new three-year pro formas, the conversion impact on the Bank, the planned use of proceeds and internal strategies.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 1998, thirty-two in 1999, and thirty-three in 2000, and all have been approved. Your Plan will be based on the format provided in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that your Plan is a meaningful planning tool for the future, is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.

Exhibit B provides a sample set of typical pro formas. Your pro formas will incorporate the most current interest rate projections provided by OTS. Our procedure is to request key financial information, including TFR and CMR Reports, investment portfolio mix, recent lending activity, savings activity, costs and yields and other data from A. J. Smith Federal. Based on a review of this information, I will then meet with management to discuss your plans and expectations for the remainder of 2001, 2002, 2003 and 2004, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, new branches, capital improvements and increases in fixed assets, investment strategy, changes in board fees, changes in staffing and annual rise in total compensation. We will then prepare financial projections tying the beginning figures to your June 30, 2001, balances, incorporating your current yields on interest-earning assets and your current costs of interest-bearing

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Board of Directors
June 13, 2001
Page 2

liabilities. Assets and liabilities will then be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. Due to the importance of completing the business plan in a timely manner and based on the availability of June 30, 2001, financials, we would suggest considering the use of the Bank's March 31, 2001, financials initially, in order to begin preparing financial projections and providing you and your board with ample time to review the projections. When the Bank's June 30, 2001, financials are completed, we will then insert these new balances and yields and costs. The Plan is based on the June 30, 2001, financials from the Bank's TFR Report, not the audited financials to be completed.

We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of different levels of proceeds, recognizing that the Plan to be filed must be based on the midpoint valuation. Such scenarios can also show the impact of establishing a new branch, providing insight into future planning. Our pro formas are derived from a software designed by Deloitte & Touche and are one of the most flexible yet detailed programs available. We will also address the issue of interest rate risk, which has been a key issue with regulators, to demonstrate ongoing compliance with the Bank's Interest Rate Risk Policy.

With each set of pro formas, we will send you a detailed discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are requested. When the pro formas are complete, we will provide you with the final pro forma financial statements, as well as pro formas for the mutual holding company (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on your comments and requests. We will also send a copy to your counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We also prepare a quarterly comparison chart each quarter after the conversion at no charge for your presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance. Such quarterly comparison is normally included in the minutes of the board meeting. We also prepare a presentation outline for management's required business plan meeting with the regional office of OTS in Chicago. Such presentation outline has been used by clients for meetings in Atlanta, Chicago, Dallas, Boston and San Francisco and has proven to be very useful.

Our fee for the preparation of the business plan text and pro formas is a flat fee of $8,000.

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Board of Directors
June 13, 2001
Page 3

I look forward to possibly working with you and would be pleased to meet with you to discuss our proposal.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller
President

MRK:jmm
enclosure

Accepted this 28/th/ day of June, 2001.


/s/ Thomas R. Butkus
-----------------------
Thomas R. Butkus
Chief Executive Officer